

Mail Stop 3561

August 11, 2016

Via E-mail
Jarrold R. Bachmann
Chief Executive Officer
The Pocket Shot Company
32950 Inverness Drive
Evergreen, Colorado 80439

>       **Re:     The Pocket Shot Company**
>       **Amendment No. 1 to Registration Statement on Form S-1**
>       **Filed July 29, 2016**
>       **File No. 333-212055**

Dear Mr. Bachmann:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

Prospectus Cover Page

1.  We note your response to comment 3 and we reissue it.  Quotation on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or privately negotiated prices.  Your disclosure still implies that once your common stock is quoted on the OTC Pink you can sell at prevailing market prices or privately negotiated prices. Please revise to indicate that the selling shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

Jarrold R. Bachmann
The Pocket Shot Company
August 11, 2016
Page 2

Outside Back Cover Page of Prospectus

2. Please revise to provide the dealer prospectus delivery obligation on the back cover page of the prospectus.  See Item 502 of Regulation S-K.

Signatures, page 61

3. We note your response to comment 15 and we reissue it.  Please have the registration statement signed by your principal accounting officer or controller.  Also indicate the capacity of Interim Chief Financial Officer for Mr. Jarrold Bachmann in his individual capacity in the second signature block.  Finally, have the appropriate person indicate the capacity of principal accounting officer or controller in the section for individuals signing in their capacity section.  See Instruction to Signatures on Form S-1.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc:  Michael A. Littman, Esq.